Rider Exhibit for Sub-Item 77C

On April 2, 2015, the Boards of Directors of the
Fund approved a plan of reorganization whereby
Ares Dynamic Credit Allocation Fund, Inc.
(ARDC) would acquire all of the assets and assume all of the liabilities of the Fund in exchange for newly issued shares of ARDC in a reorganization transaction (the Reorganization). At a joint special meeting of stockholders on July 14, 2015, stockholders of the Fund approved the Reorganization (the Funds Proposal) and stockholders of ARDC approved the issuance of additional shares of ARDCs common stock in connection with the Reorganization, along with amendments to ARDCs fundamental investment restrictions and 80% investment policy. The
Reorganization closed on August 31, 2015.
With respect to the Funds Proposal, the shares of the Fund were voted as follows:

For 2,889,628.724
Against 46,015.387
Abstain 13,498.951